

June 20, 2024

Paul Bay
Chief Executive Officer
Ingram Micro Holding Corporation
3351 Michelson Drive, Suite 100
Irvine, CA 92612

> **Re: Ingram Micro Holding Corporation**
> **Amendment No. 11 to Draft Registration Statement on Form S-1**
> **Submitted June 10, 2024**
> **CIK No. 0001897762**

Dear Paul Bay:

We have reviewed your amended draft registration statement and have the following comment(s).

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our October 12, 2023 letter.

Amendment No. 11 to Draft Registration Statement on Form S-1

Summary
Recent Developments, page 12

1. Please provide preliminary information as to (a) your earnings per share and (b) the comparable GAAP ratio to adjusted return on invested capital. Also, discuss whether the trends in revenues and other measures presented during the recent period are consistent with those discussed in management's discussion and analysis. Finally, remove your statement that your final results may differ materially from the estimates you are presenting, as it implies that investors should not rely on the information presented.

<u>Summary Historical and Unaudited Pro Forma Condensed Combined Financial and Other Data</u>
<u>Non-GAAP Financial Measures, page 25</u>

2.   Net income is the comparable GAAP measure to adjusted net income, the numerator used in computing adjusted return on invested capital. Please use net income, rather than income from operations after taxes, for the numerator used in computing the comparable GAAP ratio. Refer to Item 10(e)(1)(i)(A) and (B) of Regulation S-K and Question 102.10(a) of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations.

<u>General</u>

3.   Please present and discuss net income margin when adjusted EBITDA margin and/or non-GAAP net income margin are presented and discussed in your supplemental materials. Please present and discuss net income CAGR when adjusted EBITDA CAGR is presented and discussed in your supplemental materials. Please present and discuss cumulative net income, cumulative operating cash flows and net income to operating cash flow conversion rate when cumulative adjusted EBITDA, cumulative adjusted free cash flow and adjusted EBITDA to adjusted free cash flow conversion rate are presented and discussed in your supplemental materials. Refer to Rule 100(a) of Regulation G.

 Please contact Keira Nakada at 202-551-3659 or Rufus Decker at 202-551-3769 if you have questions regarding comments on the financial statements and related matters. Please contact Alyssa Wall at 202-551-8106 or Mara Ransom at 202-551-3264 with any other questions.

                                             Sincerely,

                                             Division of Corporation Finance
                                             Office of Trade & Services

cc: Cristopher Greer